FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February 2005

Commission File Number 333-7182-01


                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No  X
                                  ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Audited Financial Statemens as of December 31, 2004 prepared according to the Czech Accounting Standards:

-------------------------------------------------------------------------------------------------------------------------------
                                                             BALANCE SHEET
                                                           DECEMBER 31, 2004
                                                         (IN THOUSANDS OF CZK)
-------------------------------------------------------------------------------------------------------------------------------
ident.   ASSETS                                                            current year                            prior year
                                                         ----------------------------------------------------------------------
                                                               gross         adjustments          net                  net
-------------------------------------------------------------------------------------------------------------------------------
               TOTAL ASSETS                                  342 290 405      114 512 497      227 777 908       217 920 470
-------------------------------------------------------------------------------------------------------------------------------
 A.            Stock subscriptions receivable
-------------------------------------------------------------------------------------------------------------------------------
 B.            Fixed assets                                  311 504 473      114 059 264      197 445 209       195 719 837
-------------------------------------------------------------------------------------------------------------------------------
 B.  I.        Intangible assets                               3 140 292        1 850 391        1 289 901         1 117 827
           --------------------------------------------------------------------------------------------------------------------
 B.  I.   1.   Expenses of foundation and organization
           --------------------------------------------------------------------------------------------------------------------
          2.   Research and development
           --------------------------------------------------------------------------------------------------------------------
          3.   Software                                         2 480 521        1 810 349          670 172           539 082
           --------------------------------------------------------------------------------------------------------------------
          4.   Patents, rights and royalties                      390 047           40 042          350 005           205 613
           --------------------------------------------------------------------------------------------------------------------
          5.   Goodwill
           --------------------------------------------------------------------------------------------------------------------
          6.   Other intangibles
           --------------------------------------------------------------------------------------------------------------------
          7.   Intangibles in progress                            263 939                           263 939           373 132
           --------------------------------------------------------------------------------------------------------------------
          8.   Advances for intangibles                             5 785                             5 785
-------------------------------------------------------------------------------------------------------------------------------
 B.  II.       Tangible assets                                250 477 313      111 015 600      139 461 713       147 632 436
           --------------------------------------------------------------------------------------------------------------------
 B.  II.  1.   Land                                               652 946                           652 946           691 666
           --------------------------------------------------------------------------------------------------------------------
          2.   Buildings, halls and constructions              71 590 867       28 680 915       42 909 952        44 430 807
           --------------------------------------------------------------------------------------------------------------------
          3.   Separate movable items and groups of           171 359 752       82 334 685       89 025 067        96 249 260
               movable items
           --------------------------------------------------------------------------------------------------------------------
          4.   Permanent growth
           --------------------------------------------------------------------------------------------------------------------
          5.   Livestock
           --------------------------------------------------------------------------------------------------------------------
          6.   Other tangible assets                               16 792                            16 792            13 952
           --------------------------------------------------------------------------------------------------------------------
          7.   Tangibles in progress                            4 257 480                         4 257 480         4 431 343
           --------------------------------------------------------------------------------------------------------------------
          8.   Advances for tangibles                           2 599 476                         2 599 476         1 815 408
           --------------------------------------------------------------------------------------------------------------------
          9.   Adjustment to acquired property
-------------------------------------------------------------------------------------------------------------------------------
 B.  III.      Financial investment                            57 886 868        1 193 273       56 693 595        46 969 574
           --------------------------------------------------------------------------------------------------------------------
 B.  III. 1.   Majority shareholdings and participating        44 613 523        1 103 223       43 510 300        36 931 593
               interests (shareholdings > 50%)
           --------------------------------------------------------------------------------------------------------------------
          2.   Substantial shareholdings and                    4 437 181                         4 437 181         9 647 961
               participating interests (shareholdings of
               20% - 50%)
           --------------------------------------------------------------------------------------------------------------------
          3.   Other securities and deposits                                                                          178 139
           --------------------------------------------------------------------------------------------------------------------
          4.   Intergroup loans
           --------------------------------------------------------------------------------------------------------------------
          5.   Other financial investments                          36 701           12 900          23 801            59 150
           --------------------------------------------------------------------------------------------------------------------
          6.   Financial investment in progress                  8 783 900           77 150       8 706 750           152 731
           --------------------------------------------------------------------------------------------------------------------
          7.   Advances for financial investment                    15 563                            15 563
-------------------------------------------------------------------------------------------------------------------------------
C.             Current assets                                   30 423 287          453 233       29 970 054        21 857 267
-------------------------------------------------------------------------------------------------------------------------------
C.   I.        Inventory                                        12 870 515                        12 870 515        14 355 994
           --------------------------------------------------------------------------------------------------------------------
C.   I.   1.   Materials                                        12 817 371                        12 817 371        14 339 497
           --------------------------------------------------------------------------------------------------------------------
          2.   Work in progress and semi-finished production
           --------------------------------------------------------------------------------------------------------------------
          3.   Finished products
           --------------------------------------------------------------------------------------------------------------------
          4.   Livestock
           --------------------------------------------------------------------------------------------------------------------
          5.   Goods
           --------------------------------------------------------------------------------------------------------------------
          6.   Advances for inventory                               53 144                            53 144            16 497
-------------------------------------------------------------------------------------------------------------------------------
C.   II.       Long-term receivables                             5 744 149                         5 744 149            81 843
           --------------------------------------------------------------------------------------------------------------------
C.   II.  1.   Trade receivables                                 5 678 674                         5 678 674             6 861
           --------------------------------------------------------------------------------------------------------------------
          2.   Receivables from subsidiaries
           --------------------------------------------------------------------------------------------------------------------
          3.   Receivables from associates
           --------------------------------------------------------------------------------------------------------------------
          4.   Receivables from partners and associations
           --------------------------------------------------------------------------------------------------------------------
          5.   Long-term adavances                                  13 097                            13 097            13 542
           --------------------------------------------------------------------------------------------------------------------
          6.   Contingencies
           --------------------------------------------------------------------------------------------------------------------
          7.   Other receivables                                    52 378                            52 378            61 440
           --------------------------------------------------------------------------------------------------------------------
          8.   Deferred tax assets
-------------------------------------------------------------------------------------------------------------------------------
C.   III.      Short-term receivables                            8 223 411          453 233        7 770 178         4 530 623
           --------------------------------------------------------------------------------------------------------------------
C.   III. 1.   Trade receivables                                 5 662 383          356 643        5 305 740         3 791 290
           --------------------------------------------------------------------------------------------------------------------
          2.   Receivables from subsidiaries
           --------------------------------------------------------------------------------------------------------------------
          3.   Receivables from associates
           --------------------------------------------------------------------------------------------------------------------
          4.   Receivables from partners and associations
           --------------------------------------------------------------------------------------------------------------------
          5.   Receivables from social security
           --------------------------------------------------------------------------------------------------------------------
          6.   Receivables from taxes                            2 132 857                         2 132 857            48 790
           --------------------------------------------------------------------------------------------------------------------
          7.   Short-term adavances                                113 696                           113 696           183 524
           --------------------------------------------------------------------------------------------------------------------
          8.   Contingencies                                         1 866                             1 866            22 451
           --------------------------------------------------------------------------------------------------------------------
          9.   Other receivables                                   312 609           96 590          216 019           484 568
-------------------------------------------------------------------------------------------------------------------------------
C.   IV.       Financial accounts                                3 585 212                         3 585 212         2 888 807
           --------------------------------------------------------------------------------------------------------------------
C.   IV.  1.   Cash                                                  3 977                             3 977             3 150
           --------------------------------------------------------------------------------------------------------------------
          2.   Bank accounts                                     2 651 876                         2 651 876         2 139 202
           --------------------------------------------------------------------------------------------------------------------
          3.   Short-term financial assets                         929 359                           929 359           746 455
           --------------------------------------------------------------------------------------------------------------------
          4.   Short-term financial assets in progress
-------------------------------------------------------------------------------------------------------------------------------
D.   I.        Temporary accounts of assets                        362 645                           362 645           343 366
           --------------------------------------------------------------------------------------------------------------------
D.   I.   1.   Prepaid expenses                                    361 490                           361 490           342 616
           --------------------------------------------------------------------------------------------------------------------
          2.   Complex prepaid expenses
           --------------------------------------------------------------------------------------------------------------------
          3.   Unbilled revenues                                     1 155                             1 155               750
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
ident.   shareholders' equity and liabilities                              current year        prior year
-------------------------------------------------------------------------------------------------------------------------
               total shareholders' equity and liabilities                      227 777 908         217 920 470
            -------------------------------------------------------------------------------------------------------------
A.             Shareholders' equity                                            147 740 491         139 014 969
            -------------------------------------------------------------------------------------------------------------
A.   I.        Stated capital                                                   59 217 813          59 151 668
            -------------------------------------------------------------------------------------------------------------
A.   I.   1.   Stated capital                                                   59 221 084          59 221 084
            -------------------------------------------------------------------------------------------------------------
          2.   Own shares                                                           -3 271             -69 416
            -------------------------------------------------------------------------------------------------------------
          3.   Changes in stated capital
-------------------------------------------------------------------------------------------------------------------------
A.   II.       Capital funds                                                     1 587 705             430 981
            -------------------------------------------------------------------------------------------------------------
A.   II.  1.   Share premium
            -------------------------------------------------------------------------------------------------------------
          2.   Other capital funds                                               1 659 092           1 659 057
            -------------------------------------------------------------------------------------------------------------
          3.   Revaluation of assets and liabilities                               -71 387          -1 228 076
            -------------------------------------------------------------------------------------------------------------
          4.   Revaluation from transformations
-------------------------------------------------------------------------------------------------------------------------
A.   III.      Rezervni fondy a ostatni fondy ze zisku                           9 918 032           9 265 086
            -------------------------------------------------------------------------------------------------------------
A.   III. 1.   Legal reserve fund                                                9 727 296           9 096 890
            -------------------------------------------------------------------------------------------------------------
          2.   Statutory and other funds                                           190 736             168 196
-------------------------------------------------------------------------------------------------------------------------
A.   IV.       Retained earnings                                                64 653 241          56 236 206
            -------------------------------------------------------------------------------------------------------------
A.   IV.  1.   Retained earnings of previous years                              64 653 241          56 236 206
            -------------------------------------------------------------------------------------------------------------
          2.   Retained losses of previous years
-------------------------------------------------------------------------------------------------------------------------
A.   V.        Profit / loss of current accounting period                       12 363 700          13 931 028
-------------------------------------------------------------------------------------------------------------------------
B.             Liabilities                                                      79 223 443          78 224 940
-------------------------------------------------------------------------------------------------------------------------
B.   I.        Reserves                                                         23 113 435          18 183 201
            -------------------------------------------------------------------------------------------------------------
B.   I.   1.   Reserves in accordance with special laws                          9 456 649           7 985 464
            -------------------------------------------------------------------------------------------------------------
          2.   Reserves for pensions and similar liabilities
            -------------------------------------------------------------------------------------------------------------
          3.   Reserve for income tax                                            2 644 746
            -------------------------------------------------------------------------------------------------------------
          4.   Other reserves                                                   11 012 040          10 197 737
-------------------------------------------------------------------------------------------------------------------------
B.   II.       Long-term liabilities                                            37 879 796          25 016 789
            -------------------------------------------------------------------------------------------------------------

B.   II.  1.   Trade payables
            -------------------------------------------------------------------------------------------------------------
          2.   Payables to subsidiaries                                         22 402 444          11 047 412
            -------------------------------------------------------------------------------------------------------------
          3.   Payables to associates
            -------------------------------------------------------------------------------------------------------------
          4.   Payables to partners and associations
            -------------------------------------------------------------------------------------------------------------
          5.   Long-term deposits received
            -------------------------------------------------------------------------------------------------------------
          6.   Bonds payable                                                     8 804 438           8 563 117
            -------------------------------------------------------------------------------------------------------------
          7.   Long-term notes payable
            -------------------------------------------------------------------------------------------------------------
          8.   Contingencies
            -------------------------------------------------------------------------------------------------------------
          9.   Other payables
            -------------------------------------------------------------------------------------------------------------
         10.   Deferred tax liabilities                                          6 672 914           5 406 260
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
ident.   SHAREHOLDERS' EQUITY AND LIABILITIES                              current year        prior year
-------------------------------------------------------------------------------------------------------------------------
B.   III.      Short-term liabilities                                            9 430 754          21 427 973
            -------------------------------------------------------------------------------------------------------------
B.   III. 1.   Trade payables                                                    3 955 600          11 378 616
            -------------------------------------------------------------------------------------------------------------
          2.   Payables to subsidiaries
            -------------------------------------------------------------------------------------------------------------
          3.   Payables to associates
            -------------------------------------------------------------------------------------------------------------
          4.   Payables to partners and associations                                36 718              22 705
            -------------------------------------------------------------------------------------------------------------
          5.   Payables to employees                                               172 096             166 218
            -------------------------------------------------------------------------------------------------------------
          6.   Social security payables                                            111 536             107 491
            -------------------------------------------------------------------------------------------------------------
          7.   Taxes payable and subsidies                                         297 461           3 287 029
            -------------------------------------------------------------------------------------------------------------
          8.   Short-term deposits received                                         88 878             125 464
            -------------------------------------------------------------------------------------------------------------
          9.   Bonds payable                                                                         3 000 000
            -------------------------------------------------------------------------------------------------------------
         10.   Contingencies                                                       429 865             233 217
              -----------------------------------------------------------------------------------------------------------
         11.   Other payables                                                    4 338 600           3 107 233
-------------------------------------------------------------------------------------------------------------------------
B.   IV.       Bank loans and short-term notes                                   8 799 458          13 596 977
            -------------------------------------------------------------------------------------------------------------
B.   IV.  1.   Long-term bank loans                                              6 990 851           9 609 594
            -------------------------------------------------------------------------------------------------------------
          2.   Short-term bank loans                                             1 808 607           3 987 383
            -------------------------------------------------------------------------------------------------------------
          3.   Short-term notes
-------------------------------------------------------------------------------------------------------------------------
C.   I.        Temporary accounts of liabilities                                   813 974             680 561
            -------------------------------------------------------------------------------------------------------------
C.   I.   1.   Accruals                                                            813 974             660 567
            -------------------------------------------------------------------------------------------------------------
          2.   Deferred income                                                                          19 994
-------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                               PROFIT AND LOSS STATEMENT
                                                   DECEMBER 31, 2004
                                                 (IN THOUSANDS OF CZK)
------------------------------------------------------------------------------------------------------------------------
   ident.                     text                                         current period      prior year period
------------------------------------------------------------------------------------------------------------------------
I.             Revenues from goods sold
------------------------------------------------------------------------------------------------------------------------
     A.        Costs of goods sold
------------------------------------------------------------------------------------------------------------------------
   +           Sales margin
------------------------------------------------------------------------------------------------------------------------
II.           Production                                                        62 287 465          54 549 282
            ------------------------------------------------------------------------------------------------------------
II.       1.  Revenues from finished products and services                      62 214 421          54 445 309
            ------------------------------------------------------------------------------------------------------------
          2.   Changes in inventory of own production                                                       -1
            ------------------------------------------------------------------------------------------------------------
          3.   Capitalization (of own work)                                         73 044             103 974
------------------------------------------------------------------------------------------------------------------------
     B.        Consumption from production                                      30 759 694          26 940 445
            ------------------------------------------------------------------------------------------------------------
     B.   1.   Consumption of material and energy                               22 469 913          19 918 462
            ------------------------------------------------------------------------------------------------------------
          2.   Services                                                          8 289 781           7 021 983
------------------------------------------------------------------------------------------------------------------------
   +           Value added                                                      31 527 771          27 608 837
------------------------------------------------------------------------------------------------------------------------
     C.        Personnel expenses                                                4 048 520           3 713 089
            ------------------------------------------------------------------------------------------------------------
     C.   1.   Wages and salaries                                                2 839 362           2 536 975
            ------------------------------------------------------------------------------------------------------------
          2.   Bonuses to board members                                              9 612               9 662
            ------------------------------------------------------------------------------------------------------------
          3.   Social insurance                                                    997 760             922 021
            ------------------------------------------------------------------------------------------------------------
          4.   Other social expenses                                               201 786             244 431
------------------------------------------------------------------------------------------------------------------------
     D.        Taxes and fees                                                    1 602 700           1 680 194
------------------------------------------------------------------------------------------------------------------------
     E.        Amortization of intangibles and depreciation of                  12 459 122          12 285 601
               tangibles
------------------------------------------------------------------------------------------------------------------------
III.           Revenues from intangibles, tangibles and material sold            1 026 783             660 621
            ------------------------------------------------------------------------------------------------------------
III.      1.   Revenues from intangibles and tangibles sold                        984 185             617 133
            ------------------------------------------------------------------------------------------------------------
          2.   Revenues from material sold                                          42 598              43 488
------------------------------------------------------------------------------------------------------------------------
     F.        Net book value of intangibles, tangibles and material               572 595             377 622
               sold
            ------------------------------------------------------------------------------------------------------------
     F.   1.   Net book value of  intangibles and tangibles sold                   485 557             272 487
            ------------------------------------------------------------------------------------------------------------
          2.   Book value of material sold                                          87 038             105 135
------------------------------------------------------------------------------------------------------------------------
     G.        Changes in operational reserves and adjustments                   1 931 906           1 582 323
------------------------------------------------------------------------------------------------------------------------
IV.            Other operational revenues                                          266 850             430 107
------------------------------------------------------------------------------------------------------------------------
     H.        Other operational expenses                                        1 017 187             615 191
------------------------------------------------------------------------------------------------------------------------
V.             Transfer of operational revenues
------------------------------------------------------------------------------------------------------------------------
     I.        Transfer of operational expenses                                                       -170 088
------------------------------------------------------------------------------------------------------------------------
   *           Net operating results                                            11 189 374           8 615 633
------------------------------------------------------------------------------------------------------------------------
VI.            Revenues from sale of securities and deposits                    12 324 980          20 531 409
------------------------------------------------------------------------------------------------------------------------
     J.        Sold securities and deposits                                      6 332 025           8 029 499
------------------------------------------------------------------------------------------------------------------------
VII.           Revenues from financial investments                               1 678 933             739 409
            ------------------------------------------------------------------------------------------------------------

VII.      1.   Revenues from subsidiaries and associates                         1 678 922             739 409
            ------------------------------------------------------------------------------------------------------------
          2.   Revenues from other securities and deposits
            ------------------------------------------------------------------------------------------------------------
          3.   Revenues from other financial investments                                11
------------------------------------------------------------------------------------------------------------------------
VIII.          Revenues from short-term financial assets
------------------------------------------------------------------------------------------------------------------------
     K.        Costs of financial assets
------------------------------------------------------------------------------------------------------------------------
IX.            Revenues from revaluation of securities and derivatives           1 826 758             486 812
------------------------------------------------------------------------------------------------------------------------
     L.        Costs of revaluation of securities and derivatives                3 565 534           1 299 338
------------------------------------------------------------------------------------------------------------------------
     M.        Changes in financial reserves and adjustments                      -756 968           2 108 099
------------------------------------------------------------------------------------------------------------------------
X.             Interest revenues                                                   189 076             227 148
------------------------------------------------------------------------------------------------------------------------
     N.        Interest expenses                                                 2 235 833           2 491 239
------------------------------------------------------------------------------------------------------------------------
XI.            Other financial revenues                                          1 846 250           1 944 961
------------------------------------------------------------------------------------------------------------------------
     O.        Other financial expenses                                            171 863             117 088
------------------------------------------------------------------------------------------------------------------------
XII.           Transfer of financial revenues
------------------------------------------------------------------------------------------------------------------------
     P.        Transfer of financial expenses
------------------------------------------------------------------------------------------------------------------------
   *           Net results from financial activities                             6 317 710           9 884 476
------------------------------------------------------------------------------------------------------------------------
     Q.        Income taxes on normal activity                                   4 211 712           4 668 038
            ------------------------------------------------------------------------------------------------------------
     Q.   1.   - Due                                                             2 945 058           4 023 769
            ------------------------------------------------------------------------------------------------------------
          2.   - Deferred                                                        1 266 654             644 269
------------------------------------------------------------------------------------------------------------------------
  **           Net results after taxes from normal activity                     13 295 372          13 832 071
------------------------------------------------------------------------------------------------------------------------
XIII.          Extraordinary revenues                                              284 608             428 140
------------------------------------------------------------------------------------------------------------------------
     R.        Extraordinary expenses                                            1 361 369             301 776
------------------------------------------------------------------------------------------------------------------------
     S.        Income tax on extraordinary activity                               -145 089              27 407
            ------------------------------------------------------------------------------------------------------------
     S.   1.   - Due                                                              -145 089              27 407
            ------------------------------------------------------------------------------------------------------------
          2.   - Deferred
------------------------------------------------------------------------------------------------------------------------
   *           Net results from extraordinary activity                            -931 672              98 957
------------------------------------------------------------------------------------------------------------------------
  ***          Net profit (loss) for the accounting period                      12 363 700          13 931 028
------------------------------------------------------------------------------------------------------------------------
 ****          Profit (loss) before income taxes                                16 430 323          18 626 473
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                               CASH FLOW STATEMENT
                FOR TWELVE-MONTHS PERIOD ENDED DECEMBER 31, 2004
                              (IN THOUSANDS OF CZK)
------------------------------------------------------------------------------------------------------------------------
   ident.                     text                                         current period      prior year period
------------------------------------------------------------------------------------------------------------------------
P.             Cash and cash equivalents at beginning of period                  2 888 807           3 828 786
------------------------------------------------------------------------------------------------------------------------
               Operating activities

Z.             Pre-tax profit from normal activity                              17 507 084          18 500 109
------------------------------------------------------------------------------------------------------------------------
A.1.           Adjustments by non-cash transactions                              8 396 374           4 933 212
------------------------------------------------------------------------------------------------------------------------
A.1.1.         Depreciation, amortization and writing-off                       12 599 821          12 304 351
------------------------------------------------------------------------------------------------------------------------
A.1.1.1.       Depreciation and amortization of fixed assets                    12 584 857          12 289 475
------------------------------------------------------------------------------------------------------------------------
A.1.1.2.       Receivables writing-off                                              14 964              14 876
------------------------------------------------------------------------------------------------------------------------
A.1.2.         Change in adjustments, reserves and accruals                      1 136 687           3 609 624
------------------------------------------------------------------------------------------------------------------------
A.1.2.1.       Change in adjustments                                            -1 110 551           1 681 598
------------------------------------------------------------------------------------------------------------------------
A.1.2.2.       Change in reserves                                                2 285 489           2 008 130
------------------------------------------------------------------------------------------------------------------------
A.1.2.3.       Change in accruals                                                  -38 251             -80 104
------------------------------------------------------------------------------------------------------------------------
A.1.3.         Gain/Loss on fixed assets retirements and own shares             -6 491 582         -12 846 557
------------------------------------------------------------------------------------------------------------------------
A.1.4.         Interest expenses and revenues                                    2 046 757           2 264 091
------------------------------------------------------------------------------------------------------------------------
A.1.4.1        Interest expenses                                                 2 235 833           2 491 239
------------------------------------------------------------------------------------------------------------------------
A.1.4.2.       Interest revenues                                                  -189 076            -227 148
------------------------------------------------------------------------------------------------------------------------
A.1.5.         Other non-cash transactions                                         783 613             341 112
------------------------------------------------------------------------------------------------------------------------
A.1.6.         Revenues from dividends                                          -1 678 922            -739 409
------------------------------------------------------------------------------------------------------------------------
A.*            Net cash provided by operating activities before taxes,          25 903 458          23 433 321
               changes in working capital and extraordinary items
------------------------------------------------------------------------------------------------------------------------
A.2.           Change in working capital                                         3 203 945           2 267 865
------------------------------------------------------------------------------------------------------------------------
A.2.1.         Change in receivables from operational activities                 1 101 462           1 861 853
------------------------------------------------------------------------------------------------------------------------
A.2.2.         Change in short-term payables from operational activities           616 734            -242 362
------------------------------------------------------------------------------------------------------------------------
A.2.3.         Change in inventory                                               1 485 749             648 374
------------------------------------------------------------------------------------------------------------------------
A.**           Net cash provided by operating activities before taxes           29 107 403          25 701 186
               and extraordinary items
------------------------------------------------------------------------------------------------------------------------
A.3.           Interest paid, excl. capitalized interest                        -1 859 698          -2 460 192
------------------------------------------------------------------------------------------------------------------------
A.4.           Interest received                                                   188 671             228 552
------------------------------------------------------------------------------------------------------------------------
A.5.           Income taxes paid                                                -5 266 571             924 170
------------------------------------------------------------------------------------------------------------------------
A.6.           Revenues and expenses related to extraordinary items                 16 811             234 777
------------------------------------------------------------------------------------------------------------------------
A.7.           Proceeds from dividends                                           1 678 922             739 409
------------------------------------------------------------------------------------------------------------------------
A.***          Net cash provided by operating activities                        23 865 538          25 367 902
------------------------------------------------------------------------------------------------------------------------
               Investing activities

B.1.           Fixed assets acquisition                                        -26 611 042         -40 609 056
------------------------------------------------------------------------------------------------------------------------
B.1.1.         Additions to tangible fixed assets                               -4 504 956          -3 842 415
------------------------------------------------------------------------------------------------------------------------
B.1.2.         Additions to intangible fixed assets                               -417 531            -453 809
------------------------------------------------------------------------------------------------------------------------
B.1.3.         Change in financial investment                                  -14 449 429         -43 601 085
------------------------------------------------------------------------------------------------------------------------
B.1.4.         Change in payables from investing activity                       -7 239 126           7 288 253
------------------------------------------------------------------------------------------------------------------------
B.2.           Proceeds from sales of fixed assets                               5 046 853          21 034 695
------------------------------------------------------------------------------------------------------------------------

B.2.1.         Proceeds from sales of tangible fixed assets                        984 185             617 133
------------------------------------------------------------------------------------------------------------------------
B.2.2.         Proceeds from sales of intangible fixed assets
------------------------------------------------------------------------------------------------------------------------
B.2.3.         Proceeds from sales of financial investment                      11 993 545          20 425 047
------------------------------------------------------------------------------------------------------------------------
B.2.4.         Change in receivables from sales of fixed assets                 -7 930 877              -7 485
------------------------------------------------------------------------------------------------------------------------
B.***          Total cash used in investing activities                         -21 564 189         -19 574 361
------------------------------------------------------------------------------------------------------------------------
               Financing activities

C.1.           Change in long-term liabilities and short-term loans              3 394 619          -4 062 789
------------------------------------------------------------------------------------------------------------------------
C.1.1.         Change in long-term bank loans                                   -2 639 163          -3 177 386
------------------------------------------------------------------------------------------------------------------------
C.1.2.         Change in short-term bank loans and notes                        -2 178 776            -247 717
------------------------------------------------------------------------------------------------------------------------
C.1.3.         Change in long-term bonds payable                                -3 000 000
------------------------------------------------------------------------------------------------------------------------
C.1.4.         Change in other long-term liabilities                            11 212 558            -637 686
------------------------------------------------------------------------------------------------------------------------
C.2.           Impact of changes in equity by cash                              -4 999 563          -2 670 731
------------------------------------------------------------------------------------------------------------------------
C.2.1.         Monetary donations and subsidies to equity
------------------------------------------------------------------------------------------------------------------------
C.2.2.         Direct payments debited to funds                                   -107 460            -124 801
------------------------------------------------------------------------------------------------------------------------
C.2.3.         Paid-out dividends and profit shares                             -4 735 718          -2 652 291
------------------------------------------------------------------------------------------------------------------------
C.2.4.         Purchase/sale of treasury shares                                   -156 385             106 361
------------------------------------------------------------------------------------------------------------------------
C.***          Net cash from financing activities                               -1 604 944          -6 733 520
------------------------------------------------------------------------------------------------------------------------
F.             Net increase/decrease in cash                                       696 405            -939 979
------------------------------------------------------------------------------------------------------------------------
R.             Cash and cash equivalents at end of period                        3 585 212           2 888 807
------------------------------------------------------------------------------------------------------------------------

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

                                       ------------------------
                                             (Registrant)

Date:  February 28, 2005

                                       By:  /s/ Libuse Latalova
                                          ---------------------
                                            Libuse Latalova
                                      Head of Finance Administration